Mail Stop 6010   April 28, 2008

Mr. Peter Cunningham, Chairman
Gamma Pharmaceuticals, Inc.
7477 W. Lake Mead Blvd., Suite 170
Las Vegas, Nevada 89128

Re: Gamma Pharmaceuticals, Inc.
         Preliminary proxy statement filed April 14, 2008
         File No. 33-61890

Dear Mr. Cunningham:

We have completed our review of your preliminary proxy statement and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Donald J. Stoecklein, Esq.
   Stoecklein Law Group
   402 West Broadway, Suite 400
   San Diego, California 92101